

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Mr. Christopher T. Brown
General Counsel
NetSpend Holdings, Inc.
701 Brazos Street, Suite 1300
Austin, Texas 78701-2582

Re: NetSpend Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 21, 2010
File No. 333-168127

Dear Mr. Brown:

We have reviewed your amended registration statement and response letter dated September 21, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Other Financial and Operating Data, page 9

1.   We note your presentation of certain non-Gaap measures, specifically "Adjusted EBITDA" and "Cash Net Income". Please address the following throughout:

- Disaggregate your settlement (gains) and other losses in both reconciliations.
- In regards to cash net income, it is apparent from your disclosure that this metric is used by management as a tool to measure liquidity (i.e. meaningful indicator of

cash flows, cash forecasting, ability to service debt, etc.). Please revise to reconcile this measure to cash flow from operations.

- Explain why depreciation is not included as a pre-tax adjustment in your reconciliation.
- Considering your reconciliation adjusts for only certain non-cash items (e.g. depreciation is included in the metric), please explain how the term "cash net income" accurately reflects the measure as you have presented it. Consider revising the description of this metric accordingly.

Description of Capital Stock, page 127

2.   We note your revised disclosure that shares of your Class B common stock will automatically convert into shares of common stock upon the earlier of (1) approval by certain state money transmitter regulators of the acquisition by Skylight Holdings, JLL Partners and any of JLL Partners' affiliates of 25% or more of the direct or indirect voting control of NetSpend Corporation, and (2) the date on which Skylight Holdings, JLL Partners or any of JLL Partners' affiliates cease to own or control 25% of your voting securities. We also note that each share of Class B common stock will automatically convert into one share of common stock upon the sale, disposition or transfer of a person other than Skylight Holdings, JLL Partners or any of JLL Partners' affiliates. Please revise to discuss whether you have, or are aware of, any plans, arrangements or understandings regarding these events.

Financial Statements

Consolidated Statement of Operations, page F-4

General

3.   Previously, in response to prior comment 35, you indicated that there would only be one class of common stock outstanding upon completion of the offering; however, given that you will continue to have both Class A and B common stock outstanding (as noted on page 127), tell us how this will impact, if any, the current earnings per share disclosures under the two-class method as well as your previous response.

You may contact Marc Thomas at (202) 551-3452 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Senior Attorney

cc.   (facsimile only)
        Mr. William D. Howell, Esq.
        Baker Botts L.L.P.
        (214) 661-4418